UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)

Tommy Hilfiger Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G8915Z102

(CUSIP Number)

Megan Kelleher

Sowood Capital Management LP

500 Boylston Street, 17th Floor

Boston, Massachusetts 02116

(617) 603-3400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 23, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

CUSIP No. G8915Z102	SCHEDULE 13D	Page 2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sowood Capital Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,798,000 shares
8. Shared Voting Power 0
9. Sole Dispositive Power 5,798,000 shares
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,798,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) IA

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $.01 per share (the “Common Stock”), of Tommy Hilfiger Corporation (the “Issuer”), which has its principal executive offices at 9/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wen, Kowloon, Hong Kong.

Item 2. Identity and Background

This statement is filed by Sowood Capital Management LP (“Sowood”), a Delaware limited partnership. The principal executive offices of Sowood are located 500 Boylston Street, 17th Floor, Boston, Massachusetts 02116. Sowood is an investment manager.

Information relating to each of the directors, executive officers and controlling persons of Sowood is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the directors, executive officers and controlling persons of Sowood is a citizen of the United States of America.

To Sowood’s knowledge and belief, neither Sowood nor any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). To Sowood’s knowledge and belief, neither Sowood nor any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Sowood Capital Management LP (“Sowood”) has today sent the open letter to Mario L. Baeza and the independent directors of Tommy Hilfiger Coporation, attached hereto as Exhibit B. This Schedule 13D filing is occasioned by the sending of this letter.

The securities of the Issuer acquired and held by Sowood were acquired in the ordinary course of business and were not acquired for the purpose of or, except as set forth herein, with the effect of changing or influencing control of the Issuer.

Except as described above, Sowood does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D. Sowood reserves the right to make any such plans or proposals in the future or to take any other steps to enhance the value of its investment.

Item 5. Interest in Securities of the Issuer

(a) Sowood is the beneficial owner 5,798,000 of shares of Common Stock (approximately 6.3% of the shares of the Issuer’s issued and outstanding Common Stock based on the most recent filing of the Issuer with the SEC). Beneficial ownership of the securities held by Sowood Alpha Fund Ltd., a company with limited liability incorporated in the Cayman Islands, and Sowood Alpha Fund LP, a limited partnership formed under Delaware law, has been granted to Sowood Capital Management LP, a limited partnership formed under Delaware law, pursuant to investment management agreements between Sowood Capital Management LP and each of Sowood Alpha Fund Ltd. and Sowood Alpha Fund LP. Of the shares of Common Stock reported herein, 5,002,719 are held for the benefit of Sowood Alpha Fund Ltd. and 795,281 are held for the benefit of Sowood Alpha Fund LP. The general partner of Sowood Alpha Fund LP is Sowood Associates LP, a limited partnership formed under Delaware law.

(b) Sowood has sole power to vote and sole power to dispose of the shares to which this Schedule 13D relates.

(c) Between November 23, 2005 and January 23, 2006, Sowood bought shares of Common Stock of the Issuer in open market transactions on the New York Stock Exchange. The transaction dates, number of shares bought and prices per share are set forth on Exhibit C hereto.

(d) The shareholders of Sowood Alpha Fund Ltd. and the limited partners in Sowood Alpha Fund LP may receive distributions of amounts including dividends from, or the proceeds from the sale of, the securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable

Item 7. Materials to be Filed as Exhibits

The following documents are filed as Exhibits to this statement:

Exhibit A: Information concerning the directors, executive officers and controlling persons of Sowood.

Exhibit B: Letter to Mario L. Baeza and the independent directors of Tommy Hilfiger Corporation.

Exhibit C: Information concerning Sowood’s transactions for the period from November 23, 2005 and January 23, 2006

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2006	SOWOOD CAPITAL MANAGEMENT LP By: Sowood Capital Management LLC, its general partner

	By:	/S/ MEGAN KELLEHER
Name: Megan Kelleher Title: Authorized Signatory

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF SOWOOD

CAPITAL MANAGEMENT LP

The names of the directors and executive officers of Sowood and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director, executive officer or controlling person is c/o Sowood Capital Management LP, 500 Boylston Street, 17th Floor Boston, Massachusetts 02116.

Name	Office/Position
Jeff Larson	Managing Partner
Stuart Porter	Managing Partner
Megan Kelleher	Managing Partner

CONTROLLING PERSON OF SOWOOD CAPITAL MANAGEMENT LP

Sowood Capital Management LLC is the general partner of Sowood. The managing member of Sowood Capital Management LLC is Jeffrey B. Larson.

EXHIBIT B

January 23, 2006

Mario L. Baeza and Independent Directors

c/o Mr. James Gallagher

Executive Vice President, General Counsel

Tommy Hilfiger U.S.A., Inc.

601 West 26th Street, 6th floor

New York, NY 10001

Dear Mr. Baeza and Independent Directors,

As stated in our previous letter to the Board (dated January 4, 2006 and attached as Appendix A), we believe that the proposed sale of the Tommy Hilfiger Corporation (TOM) to Apax Partners materially undervalues the Company. Our analysis of the publicly available information indicates that fair value for TOM lies somewhere in the range of $19.50 to $27.00 per share (attached as Appendix B). Examination of the preliminary proxy materials has strengthened our view. Our analysis relied on financial projections far more conservative than those contained within the proxy on page 58. Accordingly, we plan to vote all the shares held by Sowood against the current merger proposal.

Sowood Capital Management LP currently oversees 5,798,000 shares of TOM common stock, representing approximately 6.3% of the issued and outstanding shares of common stock. We believe the fairness opinion provided by JP Morgan contains several highly questionable assumptions that give the appearance that JP Morgan disregarded commonly accepted valuation techniques in an attempt to justify a price of $16.80 per share. Further, we are deeply troubled by the revelation that certain members of the management team, including Mr. Hilfiger, appear to have had the opportunity to negotiate favorable personal deals with Apax outside of the merger process. Although you believe you have conducted a fair and thorough process, the merger background leads us to disagree.

As we have communicated previously, as far as we can tell, all that happens in this transaction is TOM continues its revitalization, but Apax replaces public shareholders (with the exception of Mr. Hilfiger and other senior managers). The public shareholders have, in essence, “paid” for the turnaround of TOM and now Apax stands to reap the benefits. Apax immediately benefits from investment and restructurings undertaken in the last 12 months at public shareholder expense. We believe TOM has done a tremendous job over the last 12 months refocusing the business, revitalizing the brand and setting a plan for a bright future. We are concerned, however, that the public shareholders may be denied not only further benefit from TOM’s turnaround, but also receive far less than fair value for their investment.

A review of the preliminary proxy raises several questions about JP Morgan’s fairness opinion and the appearance of self dealing by some TOM employees during the auction process. Our specific concerns are as follows:

Comparable Company Analysis disregarded

According to the preliminary proxy, publicly traded comparable companies trade within a range of 5.9x to 8.9x, and at a mean of 7.5x 2006 calendar year (CY) projected EBITDA. JP Morgan disregarded their own comparable company analysis and simply “selected” a discounted multiple range of 4.0x to 5.0x CY 2006 projected EBITDA that was consistent with the Apax bid. Given that TOM currently forecasts EBITDA growth of 11.8% in fiscal year (FY) ‘07, 35.8% in FY ‘08 and 25.3% in FY ‘09, it seems JP Morgan should offer some justification for a multiple range 33% to 50% below current mean and median trading multiples. This is particularly glaring given that Apax has offered debt commitment letters that total approximately 7.0x the same CY 2006 projected EBITDA

Precedent Transaction Analysis disregarded, JP Morgan included one time investments lowering forecasted EBITDA

According to the preliminary proxy, precedent transactions have taken place within a range of 3.8x to 9.8x, and at a mean of 7.0x 2006 last twelve-month (LTM) EBITDA. Again JP Morgan disregarded their own analysis and “selected” a discounted multiple range of 6.0x to 7.5x FY 2006 projected EBITDA to derive a firm value. For current shareholders this analysis is even worse than the application of a below market multiple range. According to previous communication from management, FY 2006 projected EBITDA includes $30 million of incremental investment in E-Commerce, H Hilfiger and Karl Lagerfeld retail strategies. Investment paid for by public shareholders is now in effect being used to justify a share price below fair value.

Discounted Cash Flow Analysis overstated TOM cost of capital, utilized unrealistic terminal growth rates

In the discounted cash flow analysis, JP Morgan assumes a discount rate of 11% to 12% based upon weighted average cost of capital (WACC) “of the Company as well as selected…comparables.” However, a standard calculation of TOM’s WACC (given its current equity beta and cost of public debt) produces a number closer to 8%. Further JP Morgan uses a terminal revenue growth rate of 0% to 1%. TOM currently projects revenue growth of 7.8% in FY ‘07, 16.1% in FY ‘08 and 15.1% in FY ‘09. Given this expectation for revenue growth, it is inexplicable that JP Morgan would use a perpetuity growth rate below the rate of population growth.

Recapitalization Analysis ignored current cash balance, applied unrealistic P/E multiples, and ignored proposed quarterly cash dividend

The recapitalization analysis done by JP Morgan assumes that the Company repurchases 30.8% of outstanding ordinary shares at $16.80 per share. This would cost approximately $480 million. The company could currently fund such a recapitalization with cash on its balance sheet. However, JP Morgan assumes the cash is borrowed and that the appropriate valuation post transaction would be 7.0x to 9.0x adjusted earnings of approximately $1.60 per share. The “merger background” section suggests that TOM would institute a quarterly cash dividend in conjunction with a recapitalization. JP Morgan does not say what type of dividend yield is implied by a valuation of 7.0x to 9.0x earnings. But given the free cash flow generation of TOM it does not seem unreasonable to assume the dividend itself would support a higher valuation.

Leveraged buyout (LBO) analysis ignored available debt financing, overstated transaction expenses, and understated potential exit multiples

JP Morgan assumes that TOM would incur $997 million of debt as part of an LBO transaction. Apax has commitment letters for the currently proposed transaction of Euro 1.215 billion plus a $240 million Sr. secured cash bridge. JP Morgan assumes transaction fees of $142 million (greater than 10% of the total enterprise value) and an exit multiple of 4.5x to 5.5x, and still produces a forecasted IRR in the range of 20% to 30%. Given the actual debt assumed in the transaction, a more realistic view of transaction fees, and a normalized exit multiple, Apax’s projected IRR is likely to be in excess of 40%. Apax and its limited partners stand to make over $1 billion of profit on this transaction.

Potential conflicts of interest

We are troubled that the Board allowed Mr. Hilfiger to conduct his own negotiations with Apax outside of the official auction process while still bound by an exclusive contract with the Company. Mr. Hilfiger owns less than 5% of TOM common shares and is currently working under a lifetime contract that pays him generously on the basis of North American retail and wholesale sales. Since, Mr. Hilfiger’s annual salary has suffered with the decline of the US Wholesale business, it is not surprising that he would be willing to trade a fixed percentage of rapidly declining North American sales for a guaranteed annual salary of $14.5 million, the right to a percentage of worldwide sales after 3 years, and the potential to participate in future equity upside.

We are also troubled and confused by the roles of Messrs. Gehring and Onnink in the transaction. In September 2005, it appears as though they willingly signed agreements that prevented them from contacting 3rd parties about future contracts before the resolution of the auction process. How is it possible then that Apax’s initial proposal on December 18, 2005 included arrangements with Messrs. Gehring and Onnink? These employment agreements apparently were negotiated while the board was considering alternate bids and provide both gentlemen with non-recourse loans that will allow them to purchase a combined 6% of the fully diluted equity of the Company.

At a minimum, the agreements negotiated by Messrs. Hilfiger, Gehring and Onnink with Apax appear to place the interests of these key employees directly at odds with current shareholders. The lower the transaction price is today; the more financial reward for Messrs. Hilfiger, Gehring, and Onnink in the future. Additionally, with key managers aligned with one bidder – while there were still competing parties in the process – the Board may have inadvertently stifled the auction process and biased it in favor of an Apax bid; regardless of price.

We do not necessarily object to a sale of the company. However, we are firmly opposed to a sale at an inadequate price. At $16.80 a share, we are more than happy to continue to hold our shares in a public TOM. We believe that the Company’s cash generation potential, its large net cash balance and its financial prospects as detailed in the preliminary proxy bode well for a bright future for the Company. As it stands we plan to vote against the proposed sale to Apax. We encourage the Board to reconsider the auction process given the inadequacy of JP Morgan’s fairness opinion and the potential conflicts of interest of members of senior management.

Sincerely,

Doug	Francis
Managing	Director

Enclosures

Appendix A

January 4, 2006

Mario L. Baeza and Independent Directors

c/o Mr. James Gallagher

Executive Vice President, General Counsel

Tommy Hilfiger U.S.A., Inc.

601 West 26th Street, 6th floor

New York, NY 10001

Dear Mr. Baeza and Independent Directors,

We have two major questions about the announced sale of Tommy Hilfiger Corporation (TOM) to Apax Partners: the reason for the transaction and the price. It is extremely unusual for this type of transaction to include no conference call or other shareholder communication and, therefore, we have no forum to ask our questions to either management or the Board. We have been told by investor relations that no further explanation of the transaction beyond the 8-K and 10-Q will be available. We believe it is imperative that the company communicate openly with shareholders. We therefore put our concerns to you in this letter.

The most important question is the transaction consideration. Our analysis of the publicly available information indicates that TOM has been significantly undervalued at $16.80 per share. We believe fair value for the company lies somewhere within a range of $19.50 – $27.00 per share.

First, the proposed transaction value does not appear to equal “approximately $1.6 billion.” At $16.80 per share the equity consideration seems to be $1.57 billion; however, TOM had $185.5mm of net cash on the balance sheet as of September 30, 2005. The September cash balance does not include the proceeds from the sale of 25 West 39th Street, which we estimate at roughly $44.4mm (assuming the $20 million gain is taxed at 28%) or the cash from operations generated in the December quarter. The last four fiscal years the company has generated between $93 -$265mm of cash in the December quarter alone. Assuming the Company only generates $100 million this quarter, net cash should equal approximately $330mm, or over $3.50 a share, effectively reducing the purchase price paid by Apax to $13.30.

The Merger Agreement dated December 20, 2005, filed as an 8-K by TOM, recognizes the value of TOM’s cash. Section 4.5, while not defining the actual quantity, specifies the “cash on hand of the Company and its Subsidiaries anticipated to be available at the Effective Time” along with the proceeds of Financing Commitments as “sufficient for…Merger Sub’s obligations.” Clearly, the transaction contemplates paying shareholders with their own cash.

At $13.30 per share, net of cash, we believe TOM’s operating business is extremely undervalued by a range of commonly accepted measures. We discuss several approaches to valuation herein, but it is important to understand we believe current GAAP financials are not representative of the Company’s true run rate operating performance.

An analysis of the Company’s operating performance shows that on a GAAP basis over the 12 months ending September 30, 2005, the company generated $121.5 million of operating earnings (EBIT) and $196.4 million of operating cash flow (EBITDA). However, these GAAP totals understate the actual performance as they appear to include $26.2 million of non-recurring charges, suggesting true run rate EBIT of $147.7 million and EBITDA of $222.6 million. Charges for fiscal year 2005 as disclosed in the 10-K were $34.504 million. These charges have been adjusted for the $2.32 million gain on sale from 485 5th Avenue in Q1 FY ‘06, and pretax charges of $2.907 million for lease costs and $3.1 million for shop fixtures taken in Q2 of FY ‘05.

The following outlines several approaches to valuation of TOM (in all cases our per share valuation estimates include $3.50 per share of cash and thus are comparable to the $16.80 Apax bid):

Sum-of-the-parts. Many analysts have focused on the U.S. wholesale business; this obscures the value of the other operating segments. We applaud the steps the current management team has taken towards right sizing the U.S. wholesale business and reducing its impact on total corporate operating results. Over the first 2 quarters of FY 2006, U.S. wholesale represented only 28.6% of revenue, and less than 1% of EBITDA. We agree with Mr. Hilfiger that the rest of the company’s segments are on “a great global growth path.” International wholesale, retail, and licensing are all highly profitable growing businesses. A sum-of-the-parts analysis of these businesses, excluding U.S. wholesale, and corporate expenses suggests a per share value of $23.05 per share applying conservative multiples to last twelve months results. The Apax offer effectively values the breakeven U.S. wholesale business at negative $6.25 per share.

Precedent Transactions. An analysis of precedent transactions in the apparel industry shows that buyers have paid median multiples of 10.3x LTM EBIT and 7.2x LTM EBITDA. The current enterprise value offered by Apax values TOM at 8.4x adjusted LTM EBIT and 5.6x adjusted LTM EBITDA. Applying median multiples from previous transactions to TOM suggest that the price should have been $19.75 – 20.64.

Trading Comparables. Comparable apparel companies are currently trading at median multiples of 8.8x and 7.8x calendar year 2005 and 2006 EBITDA, using First Call consensus estimates. Assuming TOM generates $215 and $260 million of EBITDA for its fiscal years 2006 and 2007 (and then calendarizing those totals) the Apax offer values TOM at 6.2x ‘05E EBITDA, and 4.9x ‘06E EBITDA. Applying median multiples implies a value of approximately $22.20 – $25.00 per share.

Discounted Cash Flow. TOM has produced exceptional amounts of free cash flow. A DCF analysis suggests that the company is worth between $21.00 and $27.00 per share assuming TOM EBITDA grows at a compound annual rate of 6.6% from FY ‘06 to FY’11, the company pays a 28% tax rate, and spends $80 million annually on capital expenditures. Price is variable depending on applied discount rates between 10% and 12% and assumed perpetuity growth of terminal value between 2% and 3%.

Leveraged Buyout. Using conservative operating assumptions, a leveraged buyout analysis demonstrates that the expected IRR to Apax from this transaction should exceed 30%. This rate of return would result in over a $1 billion of profit for Apax and its Limited Partners. Profit transferred from current shareholders to Apax. This analysis does not assume that Apax outlicenses any segments of the U.S.

wholesale business, which could significantly augment TOM’s profitability and increase the Company’s value. LBO analysis assumes Apax invests $350mm of equity and borrows $975 million at a cost of 9.2%. TOM EBITDA grows at a compound annual rate of 6.6% from FY ‘06 to FY’11, and Apax is able to exit the transaction at 7x trailing EBITDA.

The analysis above is summarized below and supported by our own estimates in the attached appendices:

Valuation Type:	Implied Range of Fair Value:
Sum of the Parts	$22.00 – 24.00
Precedent Transactions	$19.75 – 20.64
Trading Comparables	$22.20 – 25.00
DCF	$21.00 – 27.00
LBO	$19.50 – 21.50

In addition to our questions about valuation, the rationale for this transaction is unclear to us. It does not appear there is any reason for TOM to go private. To our knowledge, there is no dissatisfaction among shareholders and certainly no public clamoring for change. In fact, in the only public comments we can find regarding the transaction (Women’s Wear Daily, December 27), John Megrue of Apax Partners is attributed with saying that “Apax doesn’t plan to come in and run Hilfiger’s firm…” Mr. Hilfiger is quoted as saying that he will have a “similar” contract and retain an equity stake in the company.

Management’s current forecast is for FY ‘06 pretax income to increase 35% over FY ‘05. This forecast includes $30 million of planned investment in E-Commerce, H Hilfiger and Karl Lagerfeld retail strategies. Additionally, this forecast appears to include $5 million of severance cost associated with the October U.S. wholesale restructuring. The Company did not quantify the annual savings that the Company will receive from the October restructuring but we are able to estimate these savings based on Company estimates published in January 2005. On January 21, 2005 the company estimated $26 million of annual savings of compensation and divisional and corporate expenses from eliminating 200 U.S. wholesale positions. These estimated savings equal $130,000 per employee. Applying the same rate of $130,000 per employee to the 135 positions eliminated in October suggests an additional $17.5 million of annual cost savings that will begin to be realized in Q4 FY ‘06. Looking forward to FY ‘07, TOM could generate an additional $50 million plus of EBIT, simply by slowing down investment spending and realizing the benefits of U.S. wholesale restructuring already taken at public shareholder expense. The reduction in investment spending, additional cost savings from restructurings, continued growth in International and retail, and further decreases in the size of the U.S. wholesale business provide a clear path to $260—$270 million of FY ‘07 estimated EBITDA.

As far as we can tell, all that happens in this transaction is TOM continues its revitalization, but Apax replaces public shareholders (with the exception of Mr. Hilfiger). The public shareholders have, in essence, “paid” for the turnaround of TOM and now Apax stands to reap the benefits. Apax immediately benefits from investment and restructurings undertaken in the last 12 months at public shareholder expense.

We believe TOM has done a tremendous job over the last 12 months refocusing the business, revitalizing the brand and setting a plan for a bright future. We are concerned, however, that the public shareholders may be denied not only further benefit from TOM’s turnaround, but also receive far less than fair value for their investment.

We would appreciate a detailed response and explanation from the board by January 11, 2006. We thank you in advance for your attention to this matter.

Sincerely,

/s/ Doug Francis

Doug Francis

Managing Director

Enclosures

APPENDIX B

Tommy Hilfiger Corporation

Valuation Analysis Summary

Appendix B		Implied range of Fair Value
1	Sum of the Parts	$22.00 – 24.00
2	Precedent Transactions	$19.75 – 20.64
3	Trading Comparables	$22.20 – 25.00
4	DCF	$21.00 –27.00
5	LBO	$19.50 –21.50

Tommy Hilfiger Corporation	APPENDIX B - 1
Sum of the Parts Analysis ($ in mm)

LTM ended September 30, 2005

	Revenue	EBITDA	Multiple		Implied Value	Per Share
International Wholesale (1)	$562.1	$113.0	8.5	x	$960.6	$10.26
Retail (2)	535.1	78.6	8.5	x	$667.8	$7.13
Licensing (3)	116.4	71.1	7.0	x	$497.8	$5.32
U.S. Wholesale	562.3	(5.1)	?		?	?
Corporate Expense		(61.2)	8.5	x	$(519.9)	$(5.55)
Total GAAP LTM EBITDA		196.4
LTM Non-recurring Charges (4)		26.2	8.5	x	$222.5	$2.38
Total Adjusted LTM EBITDA		222.6
Sum of Parts (International, Retail, Licensing, Corporate, Charges)					$1,828.9	$19.53
Net Cash Assumed					329.9	$3.52

Total Sum of Parts Equity Value					$2,158.8	$23.05

Total Current Equity Value - Apax Deal					$1,573.1	$16.80

Implied Value US Wholesale					$(585.7)	$(6.25)

Notes:

(1)	Latest 6 months ended Sept. 30, International Wholesale revenue growth was 15.2% Y/Y, EBITDA margins 18.8%.

(2)	Latest 6 months ended Sept. 30, Retail revenue growth was 14.8% Y/Y, EBITDA margins 17.5%.

(3)	Latest 6 months ended Sept. 30, Licensing revenue growth was (5.9)% Y/Y, EBITDA margins 57.6%.

(4)	Charges for fiscal year 2005 as disclosed in the 10-K were $34.504 million. Adjusted for the $2.32 million gain on sale from 485 5th Avenue in Q1 FY ‘06, and pretax charges of $2.907 million for lease costs and $3.1 million for shop fixtures Q2 of FY ‘05.

APPENDIX B - 2

Tommy Hilfiger Corporation

Apparel Acquisition Multiples

Based on FactSet MergerStat Multiple Report

Multiples Reflect LTM Data Upon Announcement

Announce Date	Buyer Name	Seller Name	Unit Name	($mm) Enterprise Value	EV/ Earnings		EV/ Sales		EV/ EBITDA		EV/ EBIT		EV/ Tang. BV
10-May-05	Carter’s, Inc.	OshKosh B’Gosh, Inc.	—	301.57	20.86		0.75		9.97		13.19		3.11
06-Jan-05	Liz Claiborne, Inc.	C&C California, Inc.	—	28.00	—		1.33		—		—		—
08-Dec-04	VF Corp.	Holoubek, Inc.	—	—	—		—		—		—		—
11-Nov-04	Jones Apparel Group, Inc.	Barneys New York, Inc.	—	356.35	23.93		0.80		7.22		10.85		16.12
27-Apr-04	VF Corp.	Vans, Inc.	—	332.73	-74.89		0.95		—		—		2.32
25-Feb-04	Jones Apparel Group, Inc.	Maxwell Shoe Co., Inc.	—	248.46	16.60		1.10		9.58		10.30		1.73
12-Nov-03	Liz Claiborne, Inc.	Cerberus Partners LP	ENYCE Holding LLC	114.00	—		—		—		—		—
05-Aug-03	Jones Apparel Group, Inc.	Kasper ASL Ltd.	—	222.22	5.13		0.61		3.37		3.70		-3.17
07-Jul-03	VF Corp.	Nautica Enterprises, Inc.	—	496.82	22.87		0.70		7.60		13.47		1.78
01-Jul-03	Gant Co. AB /Bjork, Kall & Wittmark/	Phillips-Van Heusen Corp.	Gant Company AB	47.57	21.07		0.75		4.44		8.30		-2.63
22-Mar-02	Perry Ellis International Corp	VF Corp.	Jantzen Inc	24.56	-3.71		0.26		—		—		0.70
11-Jul-01	Polo Ralph Lauren Corp	PRL Fashions	—	32.50	—		0.43		—		—		—
06-Jun-01	VF Corp.	HIS Sportswear AG	—	43.47	10.31		0.60		6.64		7.35		3.26
16-May-01	Liz Claiborne, Inc.	Mexx Group BV	—	267.38	21.72		0.80		—		—		—
16-Apr-01	Jones Apparel Group, Inc.	McNaughton Apparel Group Inc	—	510.33	19.85		0.98		6.35		7.52		-3.74
07-Apr-00	VF Corp.	North Face, Inc.	—	128.98	-5.38		0.53		—		—		1.87
07-Oct-99	Liz Claiborne, Inc.	Podell Industries Inc	—	39.00	—		0.49		—		—		—
08-Sep-99	Polo Ralph Lauren Corp	Poloco SA	—	200.00	-9.48		1.48		6.04		6.39		12.11
21-May-99	Liz Claiborne, Inc.	Lucky Brand Dungarees Inc	—	130.00	—		2.55		—		—		—
02-Mar-99	Jones Apparel Group, Inc.	Nine West Group, Inc.	—	1,492.46	35.62		0.77		8.71		12.04		6.34
01-Mar-99	Polo Ralph Lauren Corp	Club Monaco Inc	—	51.32	21.38		0.70		8.34		15.99		1.89

Mean					8.4	x	0.9	x	7.1	x	9.9	x	3.0	x
Median					19.9	x	0.8	x	7.2	x	10.3	x	1.9	x

APPENDIX B - 3

Tommy Hilfiger Corporation

Comparable Company Analysis

Valuation Metrics(1)(2)
					EV/Revenue				EV/EBIT						EV/EBITDA						Price / Earnings
Company	Ticker	Price	Mkt Cap	Ent. Value	2005E		2006E		2005E		2006E		2007E		2005E		2006E		2007E		2005E		2006E		2007E		Price/ Book
Columbia Sportswear	COLM	$47.73	1,820	1,687	1.5		1.4		9.5		8.8		NA		8.7		8.3		5.8		14.8		14.7		12.9		2.4
Jones Apparel	JNY	$30.72	3,613	4,942	1.0		1.0		9.3		9.0		8.5		7.8		7.5		7.4		12.8		12.0		10.5		1.4
Liz Claiborne	LIZ	$35.82	3,889	4,277	0.9		0.9		8.2		8.1		NA		6.7		6.5		6.1		12.3		11.8		10.7		1.9
Nike, Inc. (3)	NKE	$86.79	22,887	21,574	1.5		1.4		10.4		10.1		8.8		9.2		8.9		7.8		17.2		15.9		14.2		3.8
Phillips-Van Husen (4)	PVH	$32.40	1,795	2,024	1.1		1.0		NA		NA		NA		8.9		8.2		7.5		17.1		15.3		13.6		2.5
Polo Ralph Lauren (5)	RL	$56.14	6,030	5,915	1.6		1.5		11.2		11.0		9.4		9.1		8.6		7.9		18.7		17.3		15.8		3.2
VF Corp.	VFC	$55.34	6,314	7,141	1.1		1.1		8.6		8.0		NA		7.4		6.9		6.1		12.0		11.0		9.9		2.3
Warnaco	WRNC	$26.72	1,251	1,310	0.8		0.7		10.7		8.9		8.0		9.4		7.2		NA		19.5		15.0		NA		2.0

Average					1.2	x	1.1	x	9.7	x	9.1	x	8.7	x	8.4	x	7.8	x	6.9	x	15.5	x	14.1	x	12.5	x	2.4	x
Median					1.1	x	1.0	x	9.5	x	8.9	x	8.7	x	8.8	x	7.8	x	7.4	x	15.9	x	14.9	x	12.9	x	2.4	x

Tommy Hilfiger Corporation	TOM	$16.80	1,573	1,243	0.7	x	0.7	x	9.9	x	6.7	x	6.3	x	6.2	x	4.9	x	4.6	x	19.1	x	16.6	x	16.1	x	1.2

Notes:

(1)	Prices as of 12/30/2005

(2)	Estimates from First Call consensus as of December 30, 2005. Balance sheet data from latest SEC filings

(3)	Nike fiscal year end May, adjusted to estimated November year end.

(4)	PVH fiscal year remains January.

(5)	Polo fiscal year end March, adjusted to estimated December year end.

(6)	Tommy Hilfiger fiscal year end March, adjusted to estimated December year end.

Tommy Hilfiger Corporation	APPENDIX B - 4
Discounted Cash Flow Analysis ($ in mm)

	2004	2005	2006	2007	2008	2009	2010	2011	06-’11 CAGR
Revenue	$1,876.9	$1,780.8	$1,693.6	$1,676.7	$1,721.9	$1,773.6	$1,826.8	$1,881.6	2.1%
COGS	(1,012.2)	(957.3)	(830.5)	(821.6)	(843.7)	(869.1)	(895.1)	(922.0)
Gross Profit	864.7	823.5	863.1	855.1	878.2	904.5	931.7	959.6
SG&A	(580.4)	(631.6)	(648.3)	(595.2)	(607.8)	(626.1)	(644.9)	(664.2)
D&A	(86.3)	(79.7)	(70.1)	(68.7)	(70.6)	(72.7)	(73.1)	(75.3)
EBIT	$198.1	$112.2	$144.7	$191.1	$199.7	$205.7	$213.7	$220.1	8.7%
Taxes	(38.9)	(3.9)	(38.1)	(51.0)	(53.4)	(55.1)	(57.3)	(59.1)
Tax Effected EBIT	$159.1	$108.3	$106.6	$140.1	$146.3	$150.7	$156.4	$161.0
EBITDA	284.4	191.9	214.8	259.9	270.3	278.5	286.8	295.4	6.6%
Add: D&A	86.3	79.7	70.1	68.7	70.6	72.7	73.1	75.3
Less: Capex	(60.8)	(89.1)	(90.0)	(80.0)	(80.0)	(80.0)	(80.0)	(80.0)
Less: Acquisitions	—	(36.0)	(22.0)	—	—	—	—	—
Plus: (Incr.)/Decr. Net Working Cap	(1.4)	(53.9)
Plus: (Incr.)/Decr. Net Working Cap	28.0	97.1	20.0	20.0	20.0	20.0	20.0	20.0

Estimated Cash Flow	211.2	106.0	84.7	148.9	156.9	163.4	169.5	176.3

			Cash Flow Perpetuity Growth										EBITDA Multiple
	0.0%		1.0%		2.0%		3.0%		4.0%		5.0%		6.0x		7.0x		8.0x		9.0x		10.0x
PV of Projected Cash Flow	$681.2		$681.2		$681.2		$681.2		$681.2		$681.2		$681.2		$681.2		$681.2		$681.2		$681.2
PV of Terminal Value	1,068.6		1,199.3		1,362.5		1,572.4		1,852.3		2,244.1		1,074.4		1,253.5		1,432.6		1,611.7		1,790.7

TEV @ Begin Date 12/30/2005	$1,749.8		$1,880.4		$2,043.7		$2,253.6		$2,533.5		$2,925.3		$1,755.6		$1,934.7		$2,113.8		$2,292.8		$2,471.9
TEV Current Market	$1,243.3		$1,243.3		$1,243.3		$1,243.3		$1,243.3		$1,243.3		$1,243.3		$1,243.3		$1,243.3		$1,243.3		$1,243.3
Discount	28.9%		33.9%		39.2%		44.8%		50.9%		57.5%		29.2%		35.7%		41.2%		45.8%		49.7%
Less Estimated Debt	347.3		347.3		347.3		347.3		347.3		347.3		347.3		347.3		347.3		347.3		347.3
Plus Cash	677.2		677.2		677.2		677.2		677.2		677.2		677.2		677.2		677.2		677.2		677.2

Equity Value	$2,079.7		$2,210.3		$2,373.6		$2,583.5		$2,863.4		$3,255.2		$2,085.5		$2,264.6		$2,443.7		$2,622.7		$2,801.8
Current Equity Value	$1,573.1
Cash Flow % of TEV	38.9%		36.2%		33.3%		30.2%		26.9%		23.3%		38.8%		35.2%		32.2%		29.7%		27.6%
Terminal Value % of TEV	61.1%		63.8%		66.7%		69.8%		73.1%		76.7%		61.2%		64.8%		67.8%		70.3%		72.4%

Implied Share Price	$22.21		$23.60		$25.35		$27.59		$30.58		$34.76		$22.27		$24.18		$26.10		$28.01		$29.92
Current Share Price	$16.80		$16.80		$16.80		$16.80		$16.80		$16.80		$16.80		$16.80		$16.80		$16.80		$16.80
Discount	24.4%		28.8%		33.7%		39.1%		45.1%		51.7%		24.6%		30.5%		35.6%		40.0%		43.9%

Future Value of Terminal Value	$1,762.9		$1,978.4		$2,247.7		$2,594.0		$3,055.7		$3,702.1		$1,772.5		$2,067.9		$2,363.3		$2,658.7		$2,954.1
Implied 2011 EBITDA Multiple	6.0	x	6.7	x	7.6	x	8.8	x	10.3	x	12.5	x	6.0	x	7.0	x	8.0	x	9.0	x	10.0	x
Implied 2011 EBIT Multiple	8.0	x	9.0	x	10.2	x	11.8	x	13.9	x	16.8	x	8.1	x	9.4	x	10.7	x	12.1	x	13.4	x
Implied Perpetuity Growth Rate	0.0%		1.0%		2.0%		3.0%		4.0%		5.0%
Discount Rate	10.0%
Fully Diluted Shares	93.6
Book	1,350.5
Book/Share	$14.42
Price/Book	1.16	x

Sensivity to Value Drivers EBITDA

	5.0x	6.0x	7.0x	8.0x	9.0x	10.0x
10.0%	20.36	22.27	24.18	26.10	28.01	29.92
11.0%	19.73	21.56	23.38	25.21	27.03	28.85
12.0%	19.14	20.88	22.62	24.36	26.10	27.84

Perpetuity Growth

	0.0%	1.0%	2.0%	3.0%	4.0%	5.0%
10.0%	22.21	23.60	25.35	27.59	30.58	34.76
11.0%	20.51	21.61	22.95	24.63	26.79	29.66
12.0%	19.09	19.98	21.03	22.32	23.94	26.02

APPENDIX B - 5

Tommy Hilfiger Corporation

Leveraged Buyout Analysis

($ in ‘000s, except per share amounts)

Sowood Operating Case, Leveraged Buyout at $16.80 per share

RETURNS ANALYSIS

	Deal Close	0 mos. 2006	2007	2008	2009	2010	2011
Inter., Div. and Principal Amort. by Security:
Senior Credit Facility	(200,000)	—	72,546	75,204	70,618	—	—
Existing Debt & Pfd.	—	—	—	—	—	—	—
Term Loan B	—	—	—	—	—	—	—
Senior Secured Notes	(775,000)	—	77,500	77,500	86,613	161,547	738,379

Convertible Pfd. - Cash	—	—	—	—	—	—	—
Convertible Pfd. - PIK	—	—	—	—	—	—	—

Common Equity	(348,252)	—	—	—	—	—	1,533,399

	Terminal Year: 2011
	Low		Base		High
Calculation of Terminal Value of Equity in Year 5:
2011 EBITDA	$295,401		$295,401		$295,401
Exit EBITDA Multiple	6.0	x	7.0	x	8.0	x

Enterprise Value of Company	1,772,409		2,067,810		2,363,212
Less: Long Term Debt Outstanding	(573,105)		(573,105)		(573,105)
Less: Preferred Outstanding	—		—		—
Add: Excess Cash in Company	—		—		—
Add: Cash from Mgmt. Options @ $16.80	38,695		38,695		38,695

Net Equity Value	1,237,998		1,533,400		1,828,801

Equity Value per Share	$18.25		$22.61		$26.97

PRELIMINARY DEBT FEE SCHEDULE

	Amort. Periods	Debt Amount	Commit. Fee %	Total Fees
Fees & Expenses
Senior Credit Facility	7	$200,000	2.00%	$4,000
Existing Debt & Pfd.	7	—	—	—
Term Loan B	7	—	—	—
Mortgage Notes	7	—	—	—
Senior Secured Notes	9	775,000	3.00%	23,250
Senior Sub. Notes	10	—	—	—
Junior Sub. Notes	10	—	—	—
Other	10	—	—	—

Total Financing Expenses				27,250
Other Deal Fee - Debt	7			—
Other Deal Fee - Equity	0			8,250
Professional Fees	0			4,500
Seller Expenses	0			—
Deal Fees - Debt	7			—
Deal Fees - Equity	0			40,000

Total Fees and Expenses				$80,000
Commitment Date	12/30/05
Expected Closing Date	3/30/06	90 days

CASH FLOW & IRR

Cash Flow @ 7.0x Exit	Deal Close	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011
Common Equity - LBO Firm	(330,839)	—	—	—	—	1,311,057
Common Equity - Rollover	(17,413)	—	—	—	—	69,003
Common Equity - Mgmt. CF from Options	—	—	—	—	—	153,340
Pure Equity Return - Incudes Mgmt. Rollover/Options	(348,252)	—	—	—	—	1,533,400

Investors’ IRRs	Low Case 6.0x EBITDA		Base Case 7.0x EBITDA		High Case 8.0x EBITDA
Common Equity - LBO Firm	26.19%		31.70%		36.43%

Pure Equity Return - Incudes Mgmt. Rollover/Options	28.87%		34.51%		39.33%

Implied Trailing P/E	11.9	x	14.8	x	17.6	x

Sowood Operating Case ($ in 000s)

Projected:	Revenue	Growth	EBITDA	Capex
2007E	1,676,605	(1.0%)	259,874	80,000
2008E	1,721,874	2.7%	270,334	80,000
2009E	1,773,530	3.0%	278,444	80,000
2010E	1,826,736	3.0%	286,798	80,000
2011E	1,881,538	3.0%	295,401	80,000

EXHIBIT C

Sowood’s Transactions for November 23, 2005 – January 23, 2006

Date of Transaction	Shares of Common Stock Bought	Shares of Common Stock Sold	Price Per Share
December 15, 2005	6,385		$16.46
December 15, 2005	1,015		16.46
December 16, 2005	73,424		16.49
December 16, 2005	11,676		16.49
December 16, 2005	2,416		16.44
December 16, 2005	384		16.44
December 19, 2005	145,123		16.35
December 19, 2005	23,077		16.35
December 20, 2005	8,455		16.31
December 20, 2005	1,345		16.31
December 21, 2005	53,321		16.30
December 21, 2005	8,479		16.30
December 22, 2005	70,750		15.97
December 22, 2005	11,250		15.97
December 22, 2005	86,280		16.18
December 22, 2005	13,720		16.18
December 22, 2005	50,301		15.98
December 22, 2005	7,999		15.98
December 23, 2005	764,182		15.99
December 23, 2005	121,518		15.99
December 27, 2005	630,189		15.83
December 27, 2005	100,211		15.83
January 6, 2006	220,014		15.99
January 6, 2006	34,986		15.99
January 6, 2006	258,840		16.00
January 6, 2006	41,160		16.00